UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 15 August, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)

SIBANYE GOLD ENTERS INTO SECTION 189 CONSULTATION REGARDING
POSSIBLE RESTRUCTURING OF ITS GROUP SUPPORT SERVICES

Westonaria, 15 August 2013: Sibanye Gold Limited (JSE: SGL & NYSE:
SBGL) wishes to advise shareholders that a consultation process in terms of section
189A of the Labour Relations Act, 66 of 1995 ("LRA") will be entered into with organised labour and other relevant stakeholders regarding a planned alignment of its corporate and support services to meet the service requirements of its underground and metallurgical production units.

Sibanye Gold has undertaken a thorough review of its entire business with a focus on extending the productive lives of its operations and ensuring sustainability.

 As this could result in jobs being affected, Sibanye Gold will consult with organised labour and other affected parties in order to explore its options.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 15, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer